

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Inc
200 East Randolph Drive
Chicago, IL 60601

> **Re: Jones Lang LaSalle Inc**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-13145**

Dear Ms. Brennan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

1. We note your disclosure that you generally earn little to no margin on gross contract costs. Please tell us what is meant by little to no margin. Within your response, please quantify the amount of the margin recorded.

Notes to Consolidated Financial Statements
Note 3. Business Segments , page 97

2. We note your presentation of fee revenue, fee-based segment operating expenses, segment operating income, and segment income, which appear to be profitability metrics reported to your CODM. Please refer to ASC 280-10-50-28 and advise how you determined it was appropriate to present multiple profitability metrics within your segment footnote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction